                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                For May 23, 2003



                           PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                VANCOUVER, B.C.
                                    V6C 2T6


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F____ Form 40-F__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____  No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

[PAN AMERICAN SILVER LOGO]                             Pan American Silver Corp.







                    2003 FIRST QUARTER REPORT TO SHAREHOLDERS
                       for the period ended March 31, 2003




















                               NASDAQ STOCK EXCHANGE                        PAAS
                               TORONTO STOCK EXCHANGE                        PAA
                               TORONTO STOCK EXCHANGE, WARRANTS            PAA_t

May 13, 2003


FIRST QUARTER REPORT TO SHAREHOLDERS ON RESULTS OF OPERATIONS AND FINANCIAL CONDITION

HIGHLIGHTS

o Record quarterly silver production of 2.15 million ounces from Pan American's four wholly owned silver operations.

o Acquisition of Corner Bay Silver completed and feasibility study review of Alamo Dorado silver project initiated.

o Excellent silver and gold drilling results at Manantial Espejo property, Argentina.

o    La Colorada mine expansion on schedule and budget for July 2003 start-up.

FINANCIAL (ALL AMOUNTS ARE EXPRESSED IN US$)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA; Warrants TSX: PAA_t) reported a net loss for the first quarter of $1.1 million ($0.02 per share) compared to a net loss of $1.3 million ($0.03 per share) for the first quarter of 2002.

Consolidated silver production for the three months ended March 31, 2003 totalled 2.15 million ounces representing a four percent increase from the same period of the prior year. This increase was due to increased production from the Huaron mine and production from silver-rich pyrite stockpiles acquired late last year partially offset by lower production from the Quiruvilca mine. Zinc metal produced during the first quarter of 2003 amounted to 9,343 tonnes (2002 - 10,107 tonnes), lead production was 5,812 tonnes (2002 - 5,441 tonnes) and copper production was 767 tonnes (2002 - 669 tonnes).

Revenue for the first quarter of 2003 amounted to $7.8 million (2002 - $10.2 million). The decrease in revenue was due to the timing of concentrate shipments. Revenue for the first quarter of this year was generated from sales of 14,260 tonnes of zinc concentrate (2002 - 18,990 tonnes), 1,256 tonnes of lead concentrate (2002 - 4,790 tonnes) and 2,878 tonnes of copper concentrate (2002 - 2,934 tonnes). Operating costs were also lower for the first quarter of 2003 relative to 2002 because of lower shipments. The concentrate shipment delays were requested by certain purchasers to allow them to accumulate larger volumes and thereby lower unit shipping costs.

The average metal prices realized during the first quarter of 2003 were marginally higher than for the corresponding period of last year. The price received per ounce of silver averaged $4.37 (2002 - $4.15) and for zinc the realized price per pound was $0.36 (2002 - $0.36).

During the first quarter of 2003, operating activities generated cash of $0.5 million. Investing activities consumed $2.3 million and financing activities generated $4.2 million. Operating cash flow resulted from an increase in cash advances received for concentrates not shipped. Investing activities consisted of spending on property plant and equipment of $5.4 million including $4.2 million for the La Colorada mine expansion and $0.5 million on infrastructure and equipment at the Huaron mine. Cash of $3.1 million was received from the acquisition of Corner Bay Silver Inc. Proceeds of $4 million were received from the La Colorada expansion loan and repayments of $0.4 million were made on the Huaron loan. Total debt and capital asset lease obligations outstanding at March 31, 2003 amounted to $9.2 million of which $1.6 million is current.

PERU OPERATIONS

Pan American's three Peru silver operations produced a total of 1.95 million ounces of silver in the first quarter. The Huaron mine had a good quarter, producing 1.2 million ounces of silver, 5,500 tonnes of zinc and 4,400 tonnes of lead from 158,000 tonnes of ore at a total cash cost of $3.81 per ounce of silver produced net of by product credits. The mine's 10 percent expansion, which commenced in late 2002, is nearly complete and production for 2003 is planned at 4.9 million ounces of silver. The Quiruvilca mine produced 0.6 million ounces of silver, 3,700 tonnes of zinc and 1,300 tonnes of lead in the quarter from 121,000 tonnes of ore. Quiruvilca's operating results continue to be negatively affected by low metal prices, and expected but lower-than-normal grades in the current mining areas. Total cash costs at Quiruvilca were $5.20 per ounce of silver produced net of by product credits. The small pyrite stockpile operation near the Huaron mine produced 0.13 million ounces of silver in the quarter at a cash cost of $2.08 per ounce.

MEXICO OPERATIONS

At the Company's La Colorada mine, 0.2 million ounces of silver were produced in the first quarter. Operating results continue to be treated as pre-production revenue. The mine's fully financed $20 million expansion project remains on schedule and budget for completion in early July, with forecast production of
2.2 million ounces in 2003 at a cash cost of $3.06 per ounce of silver. In March the Company began drawing from the $10 million project loan from the International Finance Corporation, a member of the World Bank Group, to fund remaining capital expenditures.

The highlight of the first quarter was the completion of the Company's acquisition of Corner Bay Silver and its wholly owned Alamo Dorado silver project in Sonora State. This followed approval of the transaction by shareholders in September and an agreement respecting water rights for the project from Mexican authorities in February. Pan American is now updating the Corner Bay feasibility study and a drilling and metallurgical testing program has been initiated in order to evaluate a mill versus heap leach process for the project. This program is expected to be complete in September and will enable project financing later in the year and, subject to financing, commencement of construction. Based on Corner Bay's original feasibility study, planned production from Alamo Dorado is 6 million ounces per year at an average cash cost of $3.25 per equivalent ounce of silver.

EXPLORATION AND DEVELOPMENT PROJECTS

A 6,000 meter drilling program at the 50 percent owned Manantial Espejo property in Argentina concluded during the quarter, with excellent results. Planning is now in progress for an underground tunnelling and drilling program, to commence in late 2003. The recent drilling is expected to increase the current measured and indicated resource of 4,390,000 tonnes grading 264 g/t silver and 4.51 g/t gold and inferred resource of 1,590,000 tonnes grading 258 g/t silver and 3.65 g/t gold. In Bolivia, silver production continued from the small scale San Vicente silver mine under lease to a Bolivian mining company. Discussions remain underway to re-initiate work that will enable a new feasibility study and ultimately expanded mine production. Finally, in Russia, the Dukat mine continued its start-up though production statistics are not yet available.

OTHER DEVELOPMENTS

Pan American is pleased to welcome several new members to its senior operating group to better manage its strong growth. John Wright, President and Chief Operating Officer, will be stepping down in mid-year for family reasons but he will remain an active Director of the company. Geoff Burns has been appointed to fulfil his functions. Mr. Burns has had a distinguished career in the mining industry. He served in a variety of financial roles including Chief Financial Officer and Controller with a major Canadian gold mining company from 1984 to 1998 and most recently he was Chief Financial Officer of a large US silver and gold producer from 1999 to 2003. Brenda Radies has joined the company as Vice President of Corporate Relations to replace Rosie Moore. Since 1993, Ms. Radies has been with one of Canada's and the world's largest gold producers, most recently as Director of Corporate Communications. Robert Pirooz has rejoined the Company as Vice President, Legal Affairs. Finally, Bill Faust, a mining engineer with broad experience in mine development and operations in North America and Mexico, joins the company as manager of the Alamo Dorado silver mine development project, a position he held with Corner Bay Silver.

SILVER MARKETS

The most reliable annual compendium of silver statistics was published on May 8, 2003 by London-based GFMS on behalf of the Silver Institute. GFMS reported that the deficit between silver fabrication demand and conventional silver supply (mine production and scrap) remained very large at 67.4 million ounces. Industrial demand for silver increased in 2002, world silver mine production declined (and is likely to decline further in 2003), and overall silver demand fell by 3.5 percent, overwhelmingly due to a 28 percent slump in Indian jewellery and silverware demand. Chinese government sales were reported to have decreased to 51 million ounces from 68 million in 2002. Although GFMS increased its estimate of remaining Chinese silver stocks, it noted that Chinese internal demand increased sharply in 2002 almost eliminating the historic surplus of Chinese mine supply. Once this surplus is eliminated, China will be a net silver consumer which is expected to result in faster depletion of remaining Chinese official silver stocks. The recent weakness of the US dollar is also a positive factor in silver market fundamentals.

Respectfully submitted,


(signed)                                             (signed)
Ross J. Beaty                                        John Wright
Chairman & C.E.O                                     President & C.O.O.


CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

                      FINANCIAL AND OPERATIONAL HIGHLIGHTS

                                                                                             THREE MONTHS ENDED
                                                                                                  MARCH 31
                                                                                           2003              2002
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL HIGHLIGHTS (IN THOUSANDS OF US DOLLARS)
Net income (loss)                                                              $         (1,104)   $       (1,303)
Earnings (loss) per share                                                                 (0.02)            (0.03)
Contribution from mining operations                                                         393               997
Capital spending                                                                          5,436             1,314
Exploration expense                                                                         496                83
Cash                                                                                     12,561            19,921
Working capital                                                                $          3,901    $       14,298

CONSOLIDATED ORE MILLED & METALS RECOVERED TO CONCENTRATE
Tonnes milled                                                                           305,669           299,871
Silver metal - ounces                                                                 2,150,052         2,065,503
Zinc metal - tonnes                                                                       9,343            10,107
Lead metal - tonnes                                                                       5,812             5,441
Copper metal  - tonnes                                                                      767               669

Net smelter return per tonne milled                                             $         40.42    $        41.33
Cost per tonne                                                                            38.44             37.99
--------------------------------------------------------------------------------------------------------------------
Margin per tonne                                                                $          1.97    $         3.34
====================================================================================================================

CONSOLIDATED COST PER OUNCE OF SILVER (NET OF BY-PRODUCT CREDITS)
Total cash cost per ounce                                                       $          4.13    $         3.84
Total production cost per ounce                                                 $          4.60    $         4.63

(In thousands of US dollars)
Direct operating costs & value of metals lost in smelting and refining          $        12,409    $       12,535
By-product credits                                                                       (4,335)           (4,594)
--------------------------------------------------------------------------------------------------------------------
Total Cash operating costs                                                                8,074             7,941
Depreciation, amortization & reclamation                                                    902             1,619
--------------------------------------------------------------------------------------------------------------------
Total Production costs                                                          $         8,977    $        9,560
====================================================================================================================

Ounces used in cost per ounce calculations                                            1,953,340         2,065,503

AVERAGE METAL PRICES
Silver - London Fixing                                                          $          4.67    $         4.49
Zinc - LME Cash Settlement per pound                                            $          0.36    $         0.36
Lead - LME Cash Settlement per pound                                            $          0.21    $         0.22
Copper - LME Cash Settlement per pound                                          $          0.75    $         0.71

AVERAGE PRICES REALIZED
Silver - per ounce (note)                                                       $          4.37    $         4.15
Zinc - per pound                                                                $          0.36    $         0.36
Lead - per pound                                                                $          0.21    $         0.22
Copper - per pound (note)                                                       $          0.67    $         0.62
Note  - Pan American pays a refining charge for silver and copper

MINE OPERATIONS HIGHLIGHTS

HUARON MINE

                                                                                              THREE MONTHS ENDED
                                                                                                   MARCH 31
                                                                                            2003              2002
--------------------------------------------------------------------------------------------------------------------
Tonnes milled                                                                            158,040           149,100
Average silver grade - grams per tonne                                                       264               269
Average zinc grade - percent                                                               4.06%             4.12%
Silver - ounces                                                                        1,199,701         1,146,309
Zinc - tonnes                                                                              5,502             5,121
Lead - tonnes                                                                              4,416             3,515
Copper - tonnes                                                                              265               381

Net smelter return per tonne                                                    $          45.62   $         44.82
Cost per tonne                                                                             40.62             35.57
--------------------------------------------------------------------------------------------------------------------
Margin per tonne                                                                $           5.00   $          9.25
====================================================================================================================

Total cash cost per ounce                                                       $           3.81   $          3.17
Total production cost per ounce                                                 $           4.35   $          3.61

(In thousands of US dollars)
Direct operating costs & value of metals lost in smelting and refining          $          7,004   $         5,963
By-product credits                                                                        (2,431)           (2,329)
--------------------------------------------------------------------------------------------------------------------
Total cash operating costs                                                                 4,572             3,634
Depreciation, amortization and reclamation                                                   647               507
--------------------------------------------------------------------------------------------------------------------
Total production costs                                                          $          5,219   $         4,141
====================================================================================================================

Ounces for cost per ounce calculations                                                 1,199,701         1,146,309

QUIRUVILCA MINE

Tonnes milled                                                                            121,345           135,148
Average silver grade - grams per tonne                                                       183               192
Average zinc grade - percent                                                               3.53%             4.04%
Silver - ounces                                                                          619,754           728,619
Zinc - tonnes                                                                              3,740             4,888
Lead - tonnes                                                                              1,303             1,819
Copper - tonnes                                                                              502               288

Net smelter return per tonne                                                    $          34.55   $         36.93
Cost per tonne                                                                             39.17             38.39
--------------------------------------------------------------------------------------------------------------------
Loss per tonne                                                                  $          (4.62)  $         (1.46)
====================================================================================================================

Total cash cost per ounce                                                       $           5.20   $          4.44
Total production cost per ounce                                                 $           5.46   $          5.79

(In thousands of US dollars)
Direct operating costs & value of metals lost in smelting and refining          $          5,126   $         5,485
By-product credits                                                                        (1,903)           (2,253)
--------------------------------------------------------------------------------------------------------------------
Total cash operating costs                                                                 3,223             3,232
Capital spending expensed and reclamation                                                    164               987
--------------------------------------------------------------------------------------------------------------------
Total production costs                                                          $          3,387   $         4,219
====================================================================================================================

Ounces for cost per ounce calculations                                                   619,754           728,619

LA COLORADA MINE

                                                                                              THREE MONTHS ENDED
                                                                                                    MARCH 31
                                                                                            2003              2002
--------------------------------------------------------------------------------------------------------------------
Tonnes milled                                                                             14,828            15,623
Average silver grade - grams per tonne                                                       512               434
Silver - ounces                                                                          196,712           190,575
Zinc - tonnes                                                                                101                98
Lead - tonnes                                                                                 93               107

Net smelter return per tonne                                                    $              -   $         46.09
Cost per tonne                                                                                 -             57.59
--------------------------------------------------------------------------------------------------------------------
Loss per tonne                                                                  $              -   $        (11.50)
====================================================================================================================

Total cash cost per ounce                                                       $              -   $          5.64
Total production cost per ounce                                                 $              -   $          6.30

(In thousands of US dollars)
Direct operating costs & value of metals lost in smelting and refining          $              -   $         1,087
By-product credits                                                                             -               (12)
--------------------------------------------------------------------------------------------------------------------
Total cash operating costs                                                                     -             1,075
Depreciation, amortization and reclamation                                                     -               125
--------------------------------------------------------------------------------------------------------------------
Total production costs                                                          $              -   $         1,200
====================================================================================================================

Ounces for cost per ounce calculations                                                         -           190,575

PYRITE STOCKPILE SALES

Tonnes sold                                                                               11,456                 -
Average silver grade - grams per tonne                                                       363                 -
Silver ounces                                                                            133,885                 -

Net smelter return per tonne                                                    $          30.83   $             -
Cost per tonne                                                                              0.74                 -
--------------------------------------------------------------------------------------------------------------------
Margin per tonne                                                                $          30.09   $             -
====================================================================================================================

Total cash cost per ounce                                                       $           2.08   $             -
Total production cost per ounce                                                 $           2.77   $             -

(In thousands of US dollars)
Value of metals lost in smelting and refining                                   $            279   $             -
By-product credits                                                                             -                 -
--------------------------------------------------------------------------------------------------------------------
Total cash operating costs                                                      $            279                 -
Depreciation, amortization and reclamation                                                    92                 -
--------------------------------------------------------------------------------------------------------------------
Total production costs                                                                       371                 -
====================================================================================================================

Ounces for cost per ounce calculations                                                   133,885                 -

                            PAN AMERICAN SILVER CORP.
                           Consolidated Balance Sheets
                   (Unaudited - in thousands of U.S. dollars)


                                                                                     MARCH 31           DECEMBER 31
                                                                                         2003                  2002
CURRENT
   Cash and cash equivalents                                                   $       12,561     $          10,185
   Short-term investments                                                                  13                    13
   Accounts receivable                                                                  4,931                 4,598
   Inventories                                                                          7,593                 4,637
   Prepaid expenses                                                                     2,019                 3,197
---------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                   27,117                22,630

Mineral property, plant and equipment, net                                             66,110                59,447
Investment and other properties (note 4)                                               83,048                 4,193
Direct smelting ore                                                                     4,229                 4,303
Other assets                                                                            4,413                 4,393
---------------------------------------------------------------------------------------------------------------------
Total Assets                                                                   $      184,917     $          94,966
=====================================================================================================================

LIABILITIES
Current
   Operating line of credit                                                    $            -     $             125
   Accounts payable and accrued liabilities (note 5)                                   14,501                15,227
   Advances for metal shipments                                                         6,228                 2,158
   Current portion of bank loans and capital lease                                      1,638                 1,638
   Current portion of severance indemnity and commitments                                 933                   953
   Current portion of deferred revenue                                                    130                   130
---------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                              23,430                20,231

Deferred revenue                                                                        1,006                   923
Bank loans and capital lease (note 6)                                                   7,535                 3,942
Provision for reclamation                                                              13,051                12,971
Provision for future income tax                                                        19,035                     -
Severance indemnities                                                                   1,521                 1,407
---------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                      65,578                39,474
---------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital
   Authorized:
     100,000,000 common shares of no par value
   Issued:
     December 31, 2002 - 43,883,454 common shares
     March 31, 2003 - 51,684,728 common shares                                        215,950               161,024
   Additional paid in capital                                                          11,117                 1,092
   Deficit                                                                           (107,728)             (106,624)
---------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                            119,339                55,492
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                     $      184,917     $          94,966
=====================================================================================================================

                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
                Consolidated Statements of Operations and Deficit
                   (Unaudited - in thousands of U.S. dollars,
                    except for shares and per share amounts)


                                                                                               THREE MONTHS ENDED
                                                                                                    MARCH 31,
                                                                                              2003             2002
REVENUE                                                                            $         7,822  $        10,199

EXPENSES
   Operating                                                                                 7,429            9,202
   General and administration                                                                  401              359
   Depreciation and amortization                                                               471            1,429
   Reclamation                                                                                  79              198
   Exploration                                                                                 496               83
   Interest expense                                                                            159              266
---------------------------------------------------------------------------------------------------------------------
                                                                                             9,035           11,537
---------------------------------------------------------------------------------------------------------------------

Net loss from operations                                                                    (1,213)          (1,338)
Other income                                                                                   109               35
---------------------------------------------------------------------------------------------------------------------
Net loss for the period                                                                     (1,104)          (1,303)
Deficit, beginning of period                                                              (106,624)         (72,966)
---------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                             $      (107,728) $       (74,269)
=====================================================================================================================

Basic and fully diluted loss per share                                             $         (0.02) $         (0.03)

Weighted average shares outstanding                                                     50,597,399       38,603,987

                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
              Consolidated Statements of Cash Flows - Direct Method
                   (Unaudited - in thousands of U.S. dollars)


                                                                                                    THREE MONTHS ENDED
                                                                                                        MARCH 31,
                                                                                                    2003           2002
OPERATING ACTIVITIES
  Sales proceeds                                                                            $     11,958   $     12,380
  Hedging activities                                                                                 164            313
  Interest paid                                                                                      (70)          (266)
  Other income and expenses                                                                           19             36
  Products and services purchased                                                                (10,585)       (10,406)
  Exploration                                                                                       (505)           (77)
  General and administration                                                                        (504)          (348)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                     477          1,632
-------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Shares issued for cash                                                                             723         17,251
  Share issue costs                                                                                    -           (792)
  Proceeds from line of credit                                                                         -            110
  Repayment of line of credit                                                                       (125)             -
  Proceeds from bank loans                                                                         4,000              -
  Repayment of bank loans (note 5)                                                                  (407)          (258)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                   4,191         16,311
-------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Property, plant and equipment expenditures                                                      (5,436)          (710)
  Investment and other property expenditures                                                         100           (604)
  Acquisition of cash of subsidiary                                                                3,063              -
  Other                                                                                              (19)           (39)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                  (2,292)        (1,353)
-------------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents during the period                                            2,376         16,590
Cash and cash equivalents, beginning of period                                                    10,185          3,331
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                    $     12,561   $     19,921
=========================================================================================================================

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
  Shares issued for acquisition of mineral property (note 4)                                $          -   $      1,250
  Shares, warrants and stock options issued for acquisition
     of subsidiary (note 2)                                                                       64,228             -
-------------------------------------------------------------------------------------------------------------------------
                                                                                            $     64,228   $      1,250
=========================================================================================================================

                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
             Consolidated Statements of Cash Flows - Indirect Method
                   (Unaudited - in thousands of U.S. dollars)


                                                                                                THREE MONTHS ENDED
                                                                                                     MARCH 31,
                                                                                              2003             2002
OPERATING ACTIVITIES
Net loss for the period                                                                  $     (1,104)   $     (1,303)
Items not involving cash
  Depreciation and amortization                                                                   471           1,429
  Reclamation provision                                                                            79             198
  Operating cost provisions                                                                       352            (260)
  Changes in non-cash operating working capital items                                             679           1,568
-----------------------------------------------------------------------------------------------------------------------
Cash provided by operations                                                                       477           1,632
-----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Shares issued for cash                                                                          723          17,189
  Share issue costs                                                                                 -            (730)
  Proceeds from line of credit                                                                      -             110
  Repayment of line of credit                                                                    (125)              -
  Proceeds from bank loans                                                                      4,000               -
  Repayment of bank loans                                                                        (407)           (258)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                4,191          16,311
-----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Property, plant and equipment expenditures                                                   (4,415)           (710)
  Mineral property expenditures                                                                   100            (743)
  Changes in non-cash working capital items                                                    (1,021)            139
  Acquisition of cash of subsidiary                                                             3,063               -
  Other                                                                                           (19)            (39)
-----------------------------------------------------------------------------------------------------------------------
                                                                                               (2,292)         (1,353)
-----------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents during the period                                         2,376          16,590
Cash and cash equivalents, beginning of period                                                 10,185           3,331
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                 $     12,561    $     19,921
=======================================================================================================================

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
  Shares issued for acquisition of mineral property (note 4)                             $          -    $      1,250
  Shares, warrants and stock options issued for acquisition
     of subsidiary (note 2)                                                                    64,228               -
-----------------------------------------------------------------------------------------------------------------------
                                                                                         $     64,228    $      1,250
=======================================================================================================================

                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
                 Consolidated Statements of Shareholders' Equity
                      For three months ended March 31, 2003
                 (in thousands of US dollars, except for shares)


                                                           COMMON SHARES             ADDITIONAL
                                                      -----------------------           PAID IN
                                                      SHARES           AMOUNT           CAPITAL        DEFICIT           TOTAL
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                        37,628,234     $    130,723      $      1,120   $    (72,966)    $    58,877
   Exercise of stock options                       1,445,400            6,102                 -              -           6,102
   Shares issued for cash, net of share
      issue costs                                  3,450,000           15,599                 -              -          15,599
   Issued on acquisition of Manantial
   Espejo                                            231,511            1,250                 -              -           1,250
   Issued on acquisition of royalty                  390,117            3,000                 -              -           3,000
   Issued as compensation payable                     69,000              253                 -              -             253
   Issued to purchase silver stockpiles              636,942            4,000                 -              -           4,000
   Exercise of shares purchase warrants               32,250               97                 -              -              97
   Foreign exchange translation
   adjustment                                              -                -               (28)             -             (28)
   Net loss for the year                                   -                -                 -        (33,658)        (33,658)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                        43,883,454          161,024             1,092       (106,624)         55,492
   Exercise of stock options                         164,615              723                 -              -             723
   Issued on acquisition of Corner Bay             7,636,659           54,203                 -              -          54,203
   Fair value of stock options granted                     -                -             1,136              -           1,136
   Fair value of warrants granted                          -                -             8,889              -           8,889
   Net loss for the quarter                                -                -                 -         (1,104)         (1,104)
------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2003                           51,684,728     $    215,950      $     11,117   $   (107,728)    $   119,339
==============================================================================================================================

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(As at March 31, 2003 and 2002 and for the three month periods then ended)

1.       BASIS OF AND RESPONSIBILITY FOR PRESENTATION

         These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2002 which is included in the Company's 2002 Annual Report. These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements. Certain comparative figures have been reclassified to conform to the current presentation. Significant differences from United States accounting principles are described in note 7.

         In management's opinion, all adjustments necessary for fair presentation have been included in these financial statements.


2.       BUSINESS COMBINATION

         On February 20, 2003, the Company acquired a 100% interest in Corner Bay Silver Inc. ("Corner Bay"). The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company (a "Pan American share"), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the "Pan American warrant") to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay. The common shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30 translated at $0.6595 for each U.S. dollar, less a deemed 5% issue expense of $2,707,000. The share purchase warrants were assigned a value of $8,889,000, which was derived from a warrant valued at $2.328 per warrant. The warrants were valued using an option pricing model assuming a weighted average volatility of the Company's share price of 35 percent and a weighted average annual risk free rate of 4.16 percent.

The value of the common shares issued by the Company was estimated based on the average closing price of the Company's common shares for the period before and after the date that the terms of the transaction was agreed and announced.

Each whole Pan American warrant allows the holder to purchase a Pan American share for a price of Cdn$12.00 for a five-year period ending February 20, 2008.

In addition, the Company agreed to grant 553,846 stock options to purchase Pan American shares. These options replace 960,000 fully vested stock options held by employees and shareholders of Corner Bay. The value of the stock options granted was determined to be $1,136,000. The options granted have a weighted average exercise price of Cdn$8.46 and a weighted average remaining life of 26 months.

The purchase method of accounting was applied to account for this acquisition, which results in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

                                                                 As at
                                                          February 20,
                                                                  2003
                                                         -------------
Fair value of net assets acquired (000's)
   Current assets                                        $       3,168
   Equipment                                                     2,500
   Mineral properties                                           78,955
   Other assets                                                     19
                                                         -------------
                                                                83,639
Less:
   Current liabilities                                             859
   Provision for future income tax liability                    19,035
                                                         -------------
                                                         $      64,748
                                                         =============

Consideration paid:
   Issue of 7,636,659 common shares                      $      54,203
   Issue of 3,818,329 share purchase warrants                    8,889
   Issue of 553,846 replacement stock options                    1,136
                                                         -------------
                                                                64,228
   Add:  Estimated costs of acquisition                            520
                                                         -------------
                                                         $      64,748
                                                         =============

The purchase consideration of $64,748,000 for 100% of Corner Bay exceeds the carrying value of the net assets acquired by $54,385,000, which was applied to increase the carrying value of the mineral property. The resulting estimated future income tax liability of $19,035,000 has also been applied to increase the carrying value of the mineral property. The most recent financial statements for Corner Bay are as at December 31, 2002. Consequently, this purchase price allocation is provisional and may change.


3.       SEGMENTED INFORMATION

The Company operates in one industry, has three reporting segments and has activities in six countries. Segmented disclosures and enterprise-wide information are as follows:

                                                             For the three months ended March 31, 2003
                                              -------------------------------------------------------------------
                                                                  Corporate        Exploration &
        In thousands of U.S. dollars              Mining            Office          Development           Total
-----------------------------------------------------------------------------------------------------------------
Revenue from external customers                  $  7,658         $   163          $         -          $  7,822
Net loss from operations                             (544)           (213)                (347)           (1,104)
Segmented assets                                 $ 89,738         $ 9,311          $    85,855          $184,904


                                                             For the three months ended March 31, 2002
                                              -------------------------------------------------------------------
                                                                  Corporate        Exploration &
        In thousands of U.S. dollars              Mining            Office          Development           Total
-----------------------------------------------------------------------------------------------------------------
Revenue from external customers                  $  9,886         $   313         $          -          $ 10,199
Net loss from operations                           (1,260)             (6)                 (37)           (1,303)
Segmented assets                                 $ 84,302         $19,096         $      3,900          $107,298

4.       INVESTMENT AND OTHER PROPERTIES

         Acquisition costs are deferred in the accounts. Exploration expenditures on investment properties are charged to operations in the period they are incurred. During the first quarter of 2003, exploration and development expenditures were spent on the following properties:


         in thousands of U.S. dollars                                 2003
         ------------------------------------------------------------------
         Manantial Espejo, Argentina                             $     310
         San Vicente, Bolivia                                          130
         Other                                                          56
                                                                 ----------
                                                                 $     496
                                                                 ==========


         During the first quarter ended March 31, 2003, the Company completed the acquisition of Corner Bay Silver Inc. (note 2) and its Alamo Dorado concessions (the "Concessions"). The Concessions were valued at $78,671,000. Alamo Dorado expenditures for the first quarter were $284,000 consisting of $100,000 for mine development and $184,000 for acquisition and merger related costs. These costs were deferred in the accounts.

         On March 27, 2002, the Company acquired a fifty percent interest in the Manantial Espejo property located in Argentina. The purchase price was $1,912,432 paid with cash of $662,432 and the issuance of 231,511 common shares valued at $1,250,000. The Company also paid $100,000 to eliminate a 1.2 percent net smelter return royalty over the property.


5.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

         Accounts payable and accrued liabilities consists of:

                                                     March 31,     December 31,
         in thousands of U.S. dollars                     2003             2002
         ----------------------------------------------------------------------
         Trade payables                           $     12,173   $       13,528
         Payroll and related benefits                    1,089            1,242
         Sales tax                                         785              237
         Royalty                                           102              111
         Other                                             352              109
                                                  -------------  ---------------
                                                  $     14,501   $       15,227
                                                  =============  ===============



6.       BANK LOANS

         During the first quarter ended March 31, 2003, the Company reduced its Huaron loan by $407,000 and drew down $4,000,000 of its $10,000,000 La Colorada project loan facility with International Finance Corporation ("IFC"). The IFC loan bears interest at 6-month LIBOR plus 3.50% until certain technical and financial tests are achieved and 6-month LIBOR plus 3.25% thereafter and is repayable in semi-annual installments of $1,000,000 commencing November 14, 2004. As at March 31, 2003, the Company had accrued $12,600 of interest, which has been deferred as part of the La Colorada development costs. The Huaron loan bears interest at 6-month LIBOR plus 3% and is repayable at the rate of $135,000 per month.

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") as they relate to these financial statements are summarized below and discussed in Note 16 in the Company's 2002 annual report.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations ("SFAS 143"), which address financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 is effective for financial statements issued for financial years beginning after June 15, 2002 with earlier application encouraged. Under SFAS 143, the Company's accrued reclamation provision of $13,051,000 would be removed from the accounts with a credit to earnings. This credit would be offset by a corresponding charge to earnings due to the impairment of the Quiruvilca mine that had been recognized in 2002. Additionally, the expected fair value of future site restoration costs estimated at approximately $11,000,000 would be recorded as an asset and a liability. Future period operations would be charged with amortization of this $11,000,000 amounting to $850,000 per year and would also be charged with $540,000 per year as an amount representing accretion of the liability for future restoration at a credit - adjusted interest rate.

         The estimated amount for future asset retirement obligations is uncertain due to assumptions regarding current and future costs, potential changes in legislative and regulatory requirements, technological developments, expected economic mine lives and other factors. Therefore, such estimates will be revised as additional information becomes available. Changes in the estimated future asset retirement obligation will result in corresponding changes to the amount and timing of the related accretion and amortization charges. Adopting SFAS143 would not have a material affect on the Company's results of operations.


8.       SHARE CAPITAL

         On February 20, 2003, the Company completed the purchase of Corner Bay by issuing 7,636,659 common shares valued at $54,203,000 net of a deemed 5% issue expense of $2,707,000. Also during the first quarter of 2003, the Company issued 164,615 common shares for proceeds of $723,403 pursuant to the exercise of stock options.

The following table summarizes information concerning stock options outstanding as at March 31, 2003:

                                               Options Outstanding                     Options Exercisable
                                        -------------------------------------------------------------------------
                                                             Weighted
                                                              Average
                                             Number          Remaining             Number
      Range of                            Outstanding       Contractual        Exercisable as         Weighted
      Exercise             Year of        as at March           Life            at March 31,          Average
       Prices              Expiry            31, 2003         (months)             2003            Exercise Price
-----------------------------------------------------------------------------------------------------------------
        $5.31               2003               50,000            2.99               50,000               $5.31
    $3.10 - $6.30           2004              273,078           13.93              273,078              $22.51
    $3.41 - $8.18           2005              291,723           25.73              291,723               $7.23
        $3.41               2006              350,300           37.51              350,300               $3.41
    $5.79 - $6.88           2007              739,360           53.85              663,360               $6.81
        $8.18               2008               19,231           58.72               19,231               $8.18
        $3.41               2010              466,900           91.50              466,900               $3.41
-----------------------------------------------------------------------------------------------------------------
                                            2,190,592           29.41            2,114,592               $5.16
=================================================================================================================


9.       SUBSEQUENT EVENT

         On April 30th, 2003, the Company made a bid to purchase a silver property. As part of the bid process a bid bond, guaranteed by a $2,000,000 cash deposit, was provided to the vendor. If the bid is successful, the deposit will form part of the purchase price of the property. If the bid is unsuccessful, the bid bond will be cancelled and the deposit will be refunded to the Company. The cash deposit will be accounted for as restricted cash.

FIRST QUARTER 2003 MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS (all amounts are expressed in U.S. dollars)

For the quarter ended March 31, 2003 the Company's net loss was $1.10 million ($0.02 per share) compared to a net loss of $1.30 million for the corresponding period of 2002. There were no unusual accounting items in either the first quarter of 2003 or 2002. One operating development in the first quarter of this year was different than last year. Metal in concentrate production was somewhat greater in the three months ended March 31, 2003 relative to the same period of 2002, but shipments of concentrate were significantly lower this year compared to last year. This was due to customers postponing shipments in order to accumulate larger loads and thereby obtain lower unit ocean freight rates. Ocean freight rates for lead concentrates were approximately 40 percent higher during the first quarter of this year due, principally, to the war in Iraq. This cost increase is born by our customers. During the second quarter ocean freight rates started to decline and our customers are facing shortages of material. Therefore, shipments during the second quarter are likely to be significantly greater than normal. Consolidated revenue variances were as follows and illustrate that the decrease in revenue was principally due to the volume of sales and to a lesser extent by final price adjustments and lower hedging and trading revenue, which was partially mitigated by modestly higher prices and revenue from the sale of pyrite material.

                                                           CONCENTRATE SALES
VOLUME VARIANCE                                 ZINC        LEAD       COPPER      TOTAL
Higher (Lower) Volume (tonnes)                (4,730)     (3,533)        (56)
Last Year's Prices ($ per tonne)             $    195    $    478    $  1,329
                                             --------    --------    --------    --------
                                             $   (920)   $ (1,690)   $    (75)   $ (2,685)
                                             ========    ========    ========    ========

PRICE VARIANCE                                  ZINC        LEAD       COPPER      TOTAL
Higher (Lower) Prices ($ per tonne)          $ (10.03)   $(112.52)   $ 186.47
Current Year's Sales (tonnes)                  14,260       1,256       2,878
                                             --------    --------    --------    --------
                                             $   (143)   $   (141)   $    537    $    252
                                             ========    ========    ========    ========
Subtotal                                                                           (2,433)
Pyrite Sales                                                                          389
Final Settlement Price Adjustments                                                   (184)
Hedging & Trading Revenue                                                            (149)
                                                                                 --------
TOTAL REVENUE VARIANCE                                                             (2,377)
                                                                                 ========


If all the concentrates produced in the first quarter of 2003 had been sold consolidated revenue would have been approximately $11.7 million.

Operating costs for the three months ended March 31, 2003 were $1.77 million lower in for the first quarter of this year compared to last year. This decrease is due to lower volumes of concentrate shipped, as shown below. Since October 1, 2002 all spending, including expenditures for items that would normally represent a capital asset, is being expensed at Quiruvilca. In the first quarter of 2003, $0.2 million of such expenditures were charged to operations.

                                                     CONCENTRATE PRODUCTION COSTS
VOLUME VARIANCE                                 ZINC        LEAD       COPPER      TOTAL
Higher (Lower) Volume (tonnes)               $ (4,730)     (3,533)        (56)
Last Year's Cost ($ per tonne)               $    147    $    367    $  1,053
                                             --------    --------    --------    --------
                                             $   (694)   $ (1,296)   $    (59)   $ (2,050)
                                             ========    ========    ========    ========

COST VARIANCE                                   ZINC        LEAD       COPPER      TOTAL
Higher (Lower) Costs ($ per tonne)           $ (12.58)   $(140.80)   $ 161.32
Current Year's Sales  - tonnes                 14,260       1,256       2,878
                                             --------    --------    --------    --------
                                             $    179    $   (177)   $    464    $    467
                                             ========    ========    ========    ========
Subtotal                                     $   (515)   $ (1,473)   $    405    $ (1,583)
Expense Quiruvilca capital spending                                              $    218
Pyrite related costs                                                             $     83
Shipping and selling                                                             $    (99)
Mine administration costs                                                        $   (392)
                                                                                 --------
TOTAL COST VARIANCE                                                              $ (1,773)
                                                                                 ========


If all the concentrate produced during the first quarter was sold, operating costs would have been about $10.7 million.

The net costs or revenue of the La Colorada operation are being deferred while the mine is being expanded. During the first quarter of 2003 net costs of $0.11 million were deferred as part of the costs of the mine expansion. Significant changes in depreciation and reclamation for the three months ended March 31, 2003 relative to the first quarter of last year are due to the write-down of the Quiruvilca mine assets and the $10 million provision for future reclamation of the Quiruvilca mine. These charges against operations were taken during the second half of 2002. Exploration costs are higher because of increased activity, compared to 2002, at the Manantial Espejo property in Argentina.

FINANCIAL POSITION & CASH FLOW

During the quarter ended March 31, 2003, Pan American closed the acquisition of Corner Bay Silver Inc. ("Corner Bay"). This transaction is described in note 2 of the unaudited consolidated financial statements for the quarter. As a result of the acquisition the Company issued shares, share purchase warrants and replacement stock options with a value of $64.75 million to the former shareholders, officers and directors of Corner Bay. This transaction is the principal reason for the increase in shareholders' equity from $55.49 million at December 31, 2002 to $119.34 million at March 31, 2003.

Cash on-hand stood at $12.56 million at March 31, 2003, which was an increase of $2.38 million during the first quarter of 2003. Operating activities generated $0.48 million, financing activities generated $4.19 million and investing activities consumed a net $2.92 million. Included in investing activities was the receipt of $3.06 million in cash as part of the Corner Bay acquisition and spending of $5.44 million on property, plant and equipment. Capital expenditures included $4.22 million at La Colorada as part of the mine's $20 million expansion and $0.52 million at the Huaron mine. Financing activities included $4 million received as the first draw down of the La Colorada project loan and repayments of the Huaron loan amounting to $0.41 million. During the second quarter the Company expects to draw down the remaining $6 million available under the La Colorada loan. Operating activities included cash received from customers of $11.96 million, which was $4.14 million greater than revenue for the first quarter. Of this difference $4.07 million relates to advance payments received for metals in concentrate not shipped. Under our sales contracts, if a buyer postpones shipment, the Company is entitled to advance payments against future delivery. Such advance payments are accounted for as a current liability until the associated concentrates are shipped and then are accounted for as sales revenue.

Working capital amounted to $3.70 million at March 31, 2003 compared to $2.40 million at December 31, 2002. Changes in current assets included the increase in cash of $2.28 million along with increases in inventories of $2.96 million, an increase in receivables of $0.33 million and a decrease in prepaid expenses of $1.18 million. The inventory increase is principally due to posted concentrate shipments. The decrease in prepaid amounts is due to the receipt of goods or services at the La Colorada expansion. And the increase in receivables is a timing difference between the payment by a customer and the timing of an accounting period end. The most significant changes in current liabilities was the $4.07 million increase in advance payments for future concentrate deliveries discussed previously and a reduction in accounts payable and accrued liabilities of $0.73 million. The reduction in payables is a function of the timing of purchases at La Colorada and a decision to reduce the overall level of supplier accounts in Peru.

LA COLORADA EXPANSION

At March 31, 2003, the Company had spent $10.58 million and committed a further $2.54 million of the project's expected cost to complete of $20.37 million. To-date the project is on budget and slightly ahead of schedule for a start up in July 2003.

SUBSEQUENT EVENT

On April 30, 2003 the Company entered a bid for a mining operation. As part of the bidding process Pan American placed a refundable $2 million bid bond with the vendor. If the Company's bid is successful, the $2 million cash guarantee for the bid bond will form part of the purchase price. If the bid is unsuccessful the bond will be cancelled and the cash guarantee will be released. While the bid bond is outstanding, the cash guarantee will be accounted for as restricted cash and will not form part of the Company's working capital.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         PAN AMERICAN SILVER CORP.



Date: May 23, 2003                       By:   /s/ Ross Beaty
                                               --------------------------
                                               Ross Beaty
                                               Chairman and C.E.O.


                                      -2-